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May 2, 2016

Jeremy Moore TEL: 7132291626 FAX: 7132292826 jeremy.moore@bakerbotts.com

Mindy Hooker

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Quanta Services, Inc.
Form 10-K for the year ended December 31, 2015
Filed February 29, 2016
File No. 1-13831

Dear Ms. Hooker:

As I indicated to you by telephone on May 2, 2016, we are requesting, on behalf of our client, Quanta Services, Inc. (“Quanta”), an extension regarding the proposed date to file Quanta’s response to the comment letter dated April 28, 2016 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission regarding the above-referenced filing by Quanta due in part to Quanta’s ongoing preparation of its Quarterly Report on Form 10-Q. Quanta expects to provide its response to the comment letter by no later than May 26, 2016. The additional time should be sufficient to compile the information needed to respond to the comments and to have the responses appropriately reviewed by Quanta’s Audit Committee and independent registered public accounting firm.

If you have any questions or require additional information regarding this submission, you may contact me at 713.229.1626.

Very truly yours,

/s/ Jeremy L. Moore

cc:	John Cash
Anne McConnell
Securities and Exchange Commission